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                              September 30, 2022

       Jan-Christopher Nugent
       Co-Chief Executive Officer
       Nogin, Inc.
       1775 Flight Way, STE 400
       Tustin, CA 92782

                                                        Re: Nogin, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 16,
2022
                                                            File No. 333-267449

       Dear Mr. Nugent:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. Please revise your disclosure here and throughout the prospectus to disclose the price that each selling
securityholder paid for the shares of common stock and warrants being registered for resale
as outlined on the prospectus cover page. For example, we note your disclosure on pages 43
and 48 regarding the price per warrant and price per share of common stock paid by
certain securityholders, respectively.
   2. Please disclose the exercise price of the warrants compared to the market price of the underlying security.
Additionally, please disclose the likelihood that warrant holders will not exercise their
warrants if the warrants are out of the money. Provide similar disclosure in the prospectus
summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds
associated with the exercise of the warrants are dependent on stock
 Jan-Christopher Nugent
Nogin, Inc.
September 30, 2022
Page 2
         price. As applicable, please describe the impact on your liquidity and update your discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand should warrant holders not exercise their warrants. We note your disclosure on page 71 regarding existing cash on hand and anticipated cash requirements for the next 12 months.
3. We note your disclosure that you will receive proceeds from the exercise of the warrants and PIPE warrants for cash, but not from the sale of common stock issuable upon such exercise. Please disclose here and in the prospectus summary, use of proceeds section and in your discussion of liquidity and capital resources the aggregate proceeds you may receive assuming the exercise of all warrants by securityholders.
4. We note your disclosure on page 6, including that the shares being registered for resale constitute approximately 73.7% of your issued and outstanding shares of common stock. Please revise to disclose the amount of shares being registered as a percentage of your total public float. Additionally, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.
Risk Factors, page 6

5. Please revise your risk factor disclosure to expand your discussion on the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. As reflected in our comment above, to illustrate this risk, disclose the purchase price of the securities being registered for resale.
       Also disclose that even though the current trading price is below the price paid per share of your common stock and warrants in your initial public offering, your private investors may have an incentive to sell because they may still profit on sales due to the lower price paid for their securities in comparison to the public investors. We note your disclosure in
FirstName LastNameJan-Christopher Nugent
       the risk factor entitled "Sales of a substantial number of our securities..." on page 6 as well
Comapany    NameNogin,
       as the risk factors Inc.
                            disclosed under the caption "Risks Related to our
Common Stock and
       Warrants"
September   30, 2022beginning
                       Page 2 on page 31.
FirstName LastName
 Jan-Christopher Nugent
FirstName
Nogin, Inc.LastNameJan-Christopher Nugent
Comapany 30,
September  NameNogin,
               2022    Inc.
September
Page 3     30, 2022 Page 3
FirstName LastName
General

6. Please revise your prospectus throughout to disclose the price that each selling securityholder paid for the common stock and warrants being registered for resale.
         Highlight any differences in the current trading price, the prices that the sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the sponsor, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Ryan J. Lynch